United States securities and exchange commission logo





                              August 2, 2023

       Hsu Shou Hung
       Chief Executive Officer
       DFP Holdings Ltd
       2F-1, No. 178-5, Section 2, Chang   an East Road,
       Zhongshan District, Taipei City, Taiwan

                                                        Re: DFP Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 7, 2023
                                                            File No. 333-271858

       Dear Hsu Shou Hung:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

       Amendment No.1 to Registration Statement on Form S-1 Filed July 7, 2023

       General

   1. We note your revised disclosure in response to comment 8. Please discuss on your cover page the influence and
control your sole officer and director will have in your company.
                                                        In this regard, we note
that he currently holds the majority of the outstanding shares and will continue to hold a
substantial percentage of your outstanding shares after the
                                                        completion of this
offering. Please revise to include a related risk factor.
 Hsu Shou Hung
FirstName  LastNameHsu Shou Hung
DFP Holdings  Ltd
Comapany
August     NameDFP Holdings Ltd
       2, 2023
August
Page 2 2, 2023 Page 2
FirstName LastName
       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services